Oatly Group AB
Recast Financial Statements – Segment Revenue, Adjusted EBITDA and EBITDA
(Unaudited, in thousands of U.S. dollars)

Twelve months ended December 31, 2023	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	408,410	250,264	124,674	—	—	783,348
Intersegment revenue	25,601	—	181	—	(25,782)	—
Total segment revenue	434,011	250,264	124,855	—	(25,782)	783,348
Adjusted EBITDA	28,377	(31,910)	(57,543)	(96,485)	—	(157,561)
Share-based compensation expense	(2,378)	(3,820)	(4,608)	(10,640)	—	(21,446)
Restructuring costs(1)	(1,382)	(3,062)	(2,675)	(7,641)	—	(14,760)
Asset impairment charges and other costs related to discontinued construction of production facilities(2)	(158,551)	(43,009)	—	—	—	(201,560)
Costs related to the YYF Transaction(3)	—	(375)	—	—	—	(375)
Legal settlement(4)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(186)	—	—	(186)
EBITDA	(133,934)	(82,176)	(65,012)	(124,016)	—	(405,138)
Finance income and expenses, net	—	—	—	—	—	48,847
Depreciation and amortization	—	—	—	—	—	(51,874)
Loss before tax	—	—	—	—	—	(408,165)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance payments as the Company continued to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Greater China segment.
(2)
Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.
(3)
Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See the Company's Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.
(4)
Relates to US securities class action litigation settlement expenses.

Three months ended December 31, 2023	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	105,620	65,900	32,601	—	—	204,121
Intersegment revenue	2,333	—	—	—	(2,333)	—
Total segment revenue	107,953	65,900	32,601	—	(2,333)	204,121
Adjusted EBITDA	11,410	(2,689)	(5,156)	(22,787)	—	(19,222)
Share-based compensation expense	(679)	(990)	(624)	(2,394)	—	(4,687)
Restructuring costs(1)	(319)	(580)	(273)	(1,244)	—	(2,416)
Asset impairment charges and other costs related to discontinued construction of production facilities(2)	(158,551)	(43,009)	—	—	—	(201,560)
Non-controlling interests	—	—	(112)	—		(112)
EBITDA	(148,139)	(47,268)	(6,165)	(26,425)	—	(227,997)
Finance income and expenses, net	—	—	—	—	—	(50,486)
Depreciation and amortization	—	—	—	—	—	(14,618)
Loss before tax	—	—	—	—	—	(293,101)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance payments as the Company continued to adjust its organizational structure to the macro environment.
(2)
Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.

Oatly Group AB
Recast Financial Statements – Segment Revenue, Adjusted EBITDA and EBITDA
(Unaudited, in thousands of U.S. dollars)

Three months ended September 30, 2023	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	103,526	58,491	25,578	—	—	187,595
Intersegment revenue	3,717	—	59	—	(3,776)	—
Total segment revenue	107,243	58,491	25,637	—	(3,776)	187,595
Adjusted EBITDA	8,476	(8,035)	(16,481)	(19,958)	—	(35,998)
Share-based compensation expense	(580)	(978)	(1,205)	(3,527)	—	(6,290)
Restructuring costs(1)	(29)	112	(2,292)	(968)	—	(3,177)
Legal settlement(2)	—	—	—	(9,250)		(9,250)
Non-controlling interests	—	—	(74)	—	—	(74)
EBITDA	7,867	(8,901)	(20,052)	(33,703)	—	(54,789)
Finance income and expenses, net	—	—	—	—	—	112,841
Depreciation and amortization	—	—	—	—	—	(12,559)
Profit before tax	—	—	—	—	—	45,493

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance payments as the Company continued to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Greater China segment.
(2)
Relates to US securities class action litigation settlement expenses.

Three months ended June 30, 2023	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	98,768	61,832	35,387	—	—	195,987
Intersegment revenue	9,067	—	122	—	(9,189)	—
Total segment revenue	107,835	61,832	35,509	—	(9,189)	195,987
Adjusted EBITDA	1,294	(10,880)	(18,577)	(24,305)	—	(52,468)
Share-based compensation expense	(74)	(808)	(1,391)	(149)	—	(2,422)
Restructuring costs(1)	(26)	(2,407)	(110)	(5,429)	—	(7,972)
Costs related to the YYF Transaction(2)	—	(154)	—	—	—	(154)
EBITDA	1,194	(14,249)	(20,078)	(29,883)	—	(63,016)
Finance income and expenses, net	—	—	—	—	—	(11,512)
Depreciation and amortization	—	—	—	—	—	(12,464)
Loss before tax	—	—	—	—	—	(86,992)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from Europe & International.

(1)
Relates primarily to severance payments as the Company continued to adjust its organizational structure to the current macro environment.
(2)
Relates to the YYF Transaction. See the Company's Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Oatly Group AB
Recast Financial Statements – Segment Revenue, Adjusted EBITDA and EBITDA
(Unaudited, in thousands of U.S. dollars)

Three months ended March 31, 2023	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	100,496	64,041	31,108	—	—	195,645
Intersegment revenue	10,484	—	—	—	(10,484)	—
Total segment revenue	110,980	64,041	31,108	—	(10,484)	195,645
Adjusted EBITDA	7,197	(10,306)	(17,329)	(29,435)	—	(49,873)
Share-based compensation expense	(1,045)	(1,044)	(1,388)	(4,570)	—	(8,047)
Restructuring costs(1)	(1,008)	(187)	—	—	—	(1,195)
Costs related to the YYF Transaction(2)	—	(221)	—	—	—	(221)
EBITDA	5,144	(11,758)	(18,717)	(34,005)	—	(59,336)
Finance income and expenses, net	—	—	—	—	—	(1,996)
Depreciation and amortization	—	—	—	—	—	(12,233)
Loss before tax	—	—	—	—	—	(73,565)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates to severance payments as the Company reviews its organizational structure.
(2)
Relates to the YYF Transaction. See the Company's Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Twelve months ended December 31, 2022	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	356,629	223,880	141,729	—	—	722,238
Intersegment revenue	48,290	820	182	—	(49,292)	—
Total segment revenue	404,919	224,700	141,911	—	(49,292)	722,238
Adjusted EBITDA	(19,989)	(67,408)	(76,008)	(104,518)	—	(267,923)
Share-based compensation expense	(5,324)	(4,840)	(6,870)	(18,432)	—	(35,466)
Restructuring costs(1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charges and other costs related to assets held for sale(2)	—	(39,581)	—	—	—	(39,581)
EBITDA	(26,231)	(112,626)	(83,187)	(125,341)	—	(347,385)
Finance income and expenses, net	—	—	—	—	—	(1,409)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates to accrued severance payments as the Company reviewed its organizational structure to adjust the fixed cost base globally.
(2)
Relates to the YYF Transaction. See the Company's Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Oatly Group AB
Recast Financial Statements – Segment Revenue, Adjusted EBITDA and EBITDA
(Unaudited, in thousands of U.S. dollars)

Three months ended December 31, 2022	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	92,663	64,386	38,019	—	—	195,068
Intersegment revenue	9,807	—	52	—	(9,859)	—
Total segment revenue	102,470	64,386	38,071	—	(9,859)	195,068
Adjusted EBITDA	(1,656)	(6,176)	(21,053)	(31,579)	—	(60,464)
Share-based compensation expense	(1,356)	(872)	(1,323)	(4,190)	—	(7,741)
Restructuring costs(1)	(918)	(797)	(309)	(1,386)	—	(3,410)
Asset impairment charges and other costs related to assets held for sale(2)	—	(39,581)	—	—	—	(39,581)
EBITDA	(3,930)	(47,426)	(22,685)	(37,155)	—	(111,196)
Finance income and expenses, net	—	—	—	—	—	3,098
Depreciation and amortization	—	—	—	—	—	(13,835)
Loss before tax	—	—	—	—	—	(121,933)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates to accrued severance payments as the Company reviewed its organizational structure to adjust the fixed cost base globally.
(2)
Relates to the YYF Transaction. See the Company's Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Three months ended September 30, 2022	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	85,350	60,702	36,974	—	—	183,026
Intersegment revenue	6,830	7	130	—	(6,967)	—
Total segment revenue	92,180	60,709	37,104	—	(6,967)	183,026
Adjusted EBITDA	(14,874)	(17,470)	(27,680)	(22,679)	—	(82,703)
Share-based compensation expense	(447)	(1,422)	(1,818)	(4,816)	—	(8,503)
Restructuring costs(1)	—	—	—	(1,005)	—	(1,005)
EBITDA	(15,321)	(18,892)	(29,498)	(28,500)	—	(92,211)
Finance income and expenses, net	—	—	—	—	—	(7,491)
Depreciation and amortization	—	—	—	—	—	(12,157)
Loss before tax	—	—	—	—	—	(111,859)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates to accrued severance payments.

Three months ended June 30, 2022	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	85,244	51,775	40,939	—	—	177,958
Intersegment revenue	12,934	241	—	—	(13,175)	—
Total segment revenue	98,178	52,016	40,939	—	(13,175)	177,958
Adjusted EBITDA	1,911	(20,620)	(10,371)	(24,287)	—	(53,367)
Share-based compensation expense	(1,691)	(1,202)	(1,809)	(4,483)	—	(9,185)
EBITDA	220	(21,822)	(12,180)	(28,770)	—	(62,552)
Finance income and expenses, net	—	—	—	—	—	(593)
Depreciation and amortization	—	—	—	—	—	(11,877)
Loss before tax	—	—	—	—	—	(75,022)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

Oatly Group AB
Recast Financial Statements – Segment Revenue, Adjusted EBITDA and EBITDA
(Unaudited, in thousands of U.S. dollars)

Three months ended March 31, 2022	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	93,372	47,017	25,797	—	—	166,186
Intersegment revenue	18,719	572	—	—	(19,291)	—
Total segment revenue	112,091	47,589	25,797	—	(19,291)	166,186
Adjusted EBITDA	(5,370)	(23,142)	(16,904)	(25,973)	—	(71,389)
Share-based compensation expense	(1,830)	(1,344)	(1,920)	(4,943)	—	(10,037)
EBITDA	(7,200)	(24,486)	(18,824)	(30,916)	—	(81,426)
Finance income and expenses, net	—	—	—	—	—	3,577
Depreciation and amortization	—	—	—	—	—	(10,731)
Loss before tax	—	—	—	—	—	(88,580)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

Oatly Group AB
Recast Financial Statements – Constant Currency Revenue
(Unaudited, in thousands of U.S. dollars)

	Twelve months ended December 31,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	408,410	356,629	408,410	3,410	405,000	14.5%	13.6%	4.4%	9.2%
North America	250,264	223,880	250,264	—	250,264	11.8%	11.8%	2.9%	8.9%
Greater China	124,674	141,729	124,674	(5,020)	129,694	-12.0%	-8.5%	-0.6%	-7.9%
Total revenue	783,348	722,238	783,348	(1,610)	784,958	8.5%	8.7%	3.1%	5.6%

	Three months ended December 31,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	105,620	92,663	105,620	4,575	101,045	14.0%	9.0%	-0.8%	9.8%
North America	65,900	64,386	65,900	—	65,900	2.4%	2.4%	9.2%	-6.8%
Greater China	32,601	38,019	32,601	(375)	32,976	-14.3%	-13.3%	0.4%	-13.7%
Total revenue	204,121	195,068	204,121	4,200	199,921	4.6%	2.5%	2.0%	0.5%

	Three months ended September 30,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	103,526	85,350	103,526	5,937	97,589	21.3%	14.3%	6.2%	8.1%
North America	58,491	60,702	58,491	—	58,491	-3.6%	-3.6%	-5.6%	2.0%
Greater China	25,578	36,974	25,578	(1,294)	26,872	-30.8%	-27.3%	-16.6%	-10.7%
Total revenue	187,595	183,026	187,595	4,643	182,952	2.5%	0.0%	-1.0%	1.0%

	Three months ended June 31,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	98,768	85,244	98,768	40	98,728	15.9%	15.8%	6.9%	8.9%
North America	61,832	51,775	61,832	—	61,832	19.4%	19.4%	1.7%	17.7%
Greater China	35,387	40,939	35,387	(1,850)	37,237	-13.6%	-9.0%	-4.9%	-4.1%
Total revenue	195,987	177,958	195,987	(1,810)	197,797	10.1%	11.1%	3.4%	7.7%

	Three months ended March 31,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	100,496	93,372	100,496	(7,482)	107,978	7.6%	15.6%	5.8%	9.8%
North America	64,041	47,017	64,041	—	64,041	36.2%	36.2%	6.5%	29.7%
Greater China	31,108	25,797	31,108	(2,131)	33,239	20.6%	28.8%	27.2%	1.6%
Total revenue	195,645	166,186	195,645	(9,613)	205,258	17.7%	23.5%	8.7%	14.8%

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA and Constant Currency Revenue as non-IFRS financial measures in assessing our segments' operating performance:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charges and other costs related to discontinued construction of production facilities, asset impairment charges and other costs related to assets held for sale, costs related to the securities class-action legal settlement, and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;

•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;

•
Adjusted EBITDA excludes asset impairment charges and other costs related to discontinued construction of production facilities, although these are non-cash expenses, the assets being impaired may have to be replaced in the future or require certain disposal or remediation costs, increasing our cash requirement;

•
Adjusted EBITDA does not reflect costs related to legal settlement that reduce cash available to us in future periods;

•
Adjusted EBITDA excludes asset impairment charges and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future or require certain disposal or remediation costs, increasing our cash requirements; and

Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. The table above, Recast Financial Statements – Constant Currency Revenue, reconciles revenue as reported to revenue on a constant currency basis by segment for the periods presented.